(EXHIBIT 11)

CONCORDE CAREER COLLEGES, INC.

COMPUTATION OF PER SHARE EARNINGS

	Basic EPS Six Months Ended June 30,		Diluted EPS Six Months Ended June 30,

	2004	2003	2004	2003

Weighted average shares outstanding	5,987,000	5,853,000	5,987,000	5,853,000
Options			362,000	426,000

Adjusted weighted average shares	5,987,000	5,853,000	6,349,000	6,279,000

Net income available to common shareholders	$2,501,000	$3,020,000	$2,501,000	$3,020,000

Net income per share	$.42	$.52	$.39	$.48

	Basic EPS Three Months Ended June 30,		Diluted EPS Three Months Ended June 30,

	2004	2003	2004	2003

Weighted average shares outstanding	5,990,000	5,860,000	5,990,000	5,860,000
Options			340,000	457,000

Adjusted weighted average shares	5,990,000	5,860,000	6,330,000	6,317,000

Net income available to common shareholders	$1,197,000	$1,485,000	$1,197,000	$1,485,000

Net income per share	$.20	$.25	$.19	$.24

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